Exhibit 12

STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	For the year ended December 31,
(dollars in thousands)	2009	2008	2007	2006	2005
Income before net loss on real estate disposals, reversal of contingent liability, income taxes, discontinued operations, noncontrolling interest and preferred stock dividends and issuance costs	$195,892	$138,872	$110,359	$117,675	$114,368

Interest expense
Senior notes payable and other debt	178,503	204,450	196,660	127,353	92,169

Earnings	$374,395	$343,322	$307,019	$245,028	$206,537

Interest
Senior notes payable and other debt expense	$178,503	$204,450	$196,660	$127,353	$92,169
Interest capitalized	304	114	—	—	—
Preferred stock dividends	—	—	3,449	—	—

Fixed charges	$178,807	$204,564	$200,109	$127,353	$92,169

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	2.09	1.68	1.53	1.92	2.24